L'ORÉAL

RECEIVED

2006 OCT 17 A 8:29

OFFICE OF INTERNATIONAL CORPORATE FINANCE

L'OREAL
International Financial Information Department



06017433

12th October, 2006

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

Re: L'Oréal S.A. -- File No. 82-735

Ladies and Gentlemen:

L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

News Realease: Sales at September 30th 2006

Very truly yours,

PROCESSED
OCT 19 2006
THOMSON
FINANCIAL

The International Financial
Information Director

Jean-Régis CAROF

dlo 10/17

Centre Eugène Schueller - 41, rue Martre - 92117 Clichy Cedex - Tél. +33 (0)1 47 56 70 00

Siège social : 14, rue Royale 75008 Paris
S.A. au capital de 131 752 432 Euros - 632 012 100 R.C.S. Paris - NAF 245 C - FR 10 632 012 100

L'ORÉAL

SALES AT SEPTEMBER 30th 2006:

11.6 BILLION EUROS, UP BY +8.3%.

STRONG GROWTH IN GROUP SALES

CONTINUOUS SIGNIFICANT GROWTH IN WESTERN EUROPE

RAPID INCREASE IN ALL NEW MARKETS

TARGETS CONFIRMED FOR FULL YEAR 2006

The sales of the L'Oréal group, at September 30th 2006, amounted to 11.6 billion euros, an increase of +8.3%. Currency fluctuations had a positive impact of +0.9%. Growth excluding exchange rate impact amounted to +7.4%.

The net impact of changes in consolidation was +1.8%, mainly as a result of the acquisition of The Body Shop, consolidated from July 1st 2006 onwards.
Like-for-like, i.e. based on a comparable structure and identical exchange rates, the increase in the group's sales amounted to +5.6% at September 30th 2006.

Commenting on the figures, Mr Jean-Paul Agon, Chief Executive Officer of L'Oréal, said:
"At the end of September we have achieved a strong increase in sales, in line with our projections, with Western Europe confirming its sustained growth and with rapid expansion in the Rest of the World, thanks to the strong advances made in the third quarter in Latin America, Eastern Europe and Asia not including Japan. In North America, our businesses have, on the whole, improved both sell-through and market share in an environment which, as we had predicted, remains affected by consolidation in the retail sector.
The Body Shop, part of the group since July 1st, is a very promising acquisition and is strengthening the group sales growth.
All these factors, together with our confidence in the prospects for the fourth quarter, mean that we can confirm our sales and profit targets for 2006."

Sales
by operational division and geographic zone

	At September 30th 2006		
	€m	Growth	
		Like-for-like	Reported
By operational division			
Professional Products	1,598	+3.4%	+4.0%
Consumer Products	5,980	+5.5%	+6.4%
Luxury Products	2,694	+4.9%	+6.5%
Active Cosmetics	895	+12.4%	+15.8%
Cosmetics total	**11,231**	**+5.5%**	**+6.7%**
By geographic zone			
Western Europe	5,290	+3.7%	+3.9%
North America	2,964	+2.4%	+4.6%
Rest of the World, of which:	2,977	+12.2%	+14.4%
- Asia	1,092	+7.4%	+8.8%
- Latin America	744	+16.6%	+22.9%
- Eastern Europe	603	+21.2%	+24.6%
- Other countries	538	+7.7%	+5.5%
Cosmetics total	**11,231**	**+5.5%**	**+6.7%**
The Body Shop	172	+8.8%	-
Dermatology(1)	239	+8.4%	+9.8%
Group total	**11,642**	**+5.6%**	**+8.3%**

(1) Group share, i.e. 50%

Sales trends by cosmetics division were as follows:

The **Professional Products Division** recorded a like-for-like growth rate of +3.4% and +4.0% based on reported figures, with positive scores in Western Europe and very strong expansion in the Rest of the World. In the United States, our brands achieved high sell-through figures; inventory reduction in professional distribution to hair salons, substantial in the first quarter, is gradually returning to a more moderate level.

- *L'Oréal Professionnel* benefited from the launches of the *Play Ball* and *Hair Mix* styling ranges, and of the haircare line *Série Expert Lumino Contrast* for hair with highlights.
- *Kérastase* very successfully relaunched its *Nutritive* range.
- *Redken* launched the haircare line *Blonde Glam* and a new hair colourant *Shimmer One*.
- *Matrix* launched a new range, *Matrix for Men*.

The **Consumer Products Division** achieved a like-for-like growth rate of +5.5% and +6.4% based on reported figures. The third quarter saw sales accelerate in Western Europe and in the Rest of the World. Sales growth in North America was slow, reflecting the impact of inventory reductions, even though the sell-through trend remained favourable.

- *L'Oréal Paris* made strong progress in facial skincare, thanks to the launch in Europe of *Age Re-Perfect* for very mature skin, and in Asia of the *UV Perfect* and *White Perfect* lines. The new ammonia-free hair colourant *Casting Crème Gloss* has made a very promising start.
- The *Garnier* brand confirmed its strength with an excellent third quarter, recording strong growth up to the end of September. In the United States, the *Fructis* range has made further market share gains, and is now number two in the American market for shampoo, haircare and styling products. The hair colourant *Nutrisse* is making great strides forward in North America, South America and Europe.
- *Maybelline* sales were boosted by the continuing success of *SuperStay* lipstick, particularly in the United States, and of *Dream matte Mousse* foundation.

The sales of the **Luxury Products Division** at the end of September grew by +4.9% like-for-like, and by +6.5% based on reported figures. The growth in Western Europe which began at the end of 2005 is continuing, with similarly dynamic trends across all the major markets. Growth is slowing in North America, reflecting the consolidation in distribution, and the phasing of perfume launches which took place earlier in the year.
Sales accelerated noticeably in the Rest of the World, particularly in China, Latin America and Eastern Europe, with the roll-out of all the new product launches.

- The dynamic growth trend of the fragrance business is continuing. The new fragrance for women, *Code Donna* from *Giorgio Armani*, has continued to prove successful throughout Europe, and the same is true of *Amor pour Homme* by *Cacharel*.
- Make-up sales are gathering speed, particularly at *Lancôme* with its highly successful new lipstick *Color Fever* and with *Fatale* mascara which is currently being launched.
- Lastly, the skincare launches of the year - *Blanc Expert XW* from *Lancôme* in Asia, *Biofirm Lift* from *Biotherm* and *Life Pearl cellular* by *Helena Rubinstein* - have also proved extremely successful. The current launch of *Absolue Premium BX* by *Lancôme*, featuring the newly developed molecule Pro-Xylane, should boost the good skincare growth trend.

The growth in **Active Cosmetics** sales gathered speed, with a like-for-like advance of +12.4% and +15.8% based on reported figures, reflecting strong contributions from all the geographic zones.

- All the brands achieved double-digit growth, thanks to a good performance from the products in our catalogue, and the positive impact of launches such as the skincare line *Neovadiol* from *Vichy*, *Redermic* anti-wrinkle skincare and *Toleriane Teint* from *La Roche-Posay*. Furthermore, the sun protection products of the two brands enjoyed a favourable season.
- *Inneov* has also seen its sales grow strongly thanks to the launch of *Inneov Solaire*, the first sun preparation product to include *Skin Probiotic*.

Continuous significant growth in Western Europe

The sales trends of each division confirm that markets are returning to sustained growth, particularly in Germany, with sales of all our brands proving extremely dynamic across all the countries.

- Professional Products achieved growth in all product categories. The American brands *Redken* and *Matrix* have proved very dynamic in Western Europe, particularly in France, Belgium and Spain.
- After a good first half, the Consumer Products Division saw growth accelerate in the third quarter, as the upturn in markets was confirmed, particularly in skincare and haircare. The division is continuing to win market share in both product categories. The gains made in both Spain and the United Kingdom were particularly impressive.
- Luxury Products are advancing in all the countries, particularly in Germany and France, driven by the dynamism of *Armani*, *Biotherm*, and newly established brands such as *Kiehl's* and *Shu Uemura*.
- Active Cosmetics sales are growing at a rapid rate throughout Western Europe.

Good sell-through in United States, but turbulence continues in distribution

In **North America**, like-for-like sales growth amounted to +2.4% and +4.6% based on reported figures. The good sell-through trends of our brands are continuing, but, as we indicated previously, amounts invoiced are still being held back by the turbulence in the distribution sector.

- At Professional Products, the distributor inventory situation is gradually returning to normal. The sell-through of our brands in salons is high, thanks in particular to the success of the major brands *Redken*, *Matrix* and *Kérastase*.
- In Consumer Products, market trends are dynamic, and our brands are improving their positions, particularly in make-up with *L'Oréal Paris* and *Maybelline*, and in haircare with the success of *Fructis* and *Nutrisse* from *Garnier*. Retailers' efforts to reduce inventories, which were observed at the end of june, continued in the third quarter.
- In Luxury Products, the market was again affected by the consequences of the department store mergers. The division is improving its position in facial skincare with *Absolue Premium Bx* from *Lancôme* and in fragrances with *Armani Code Donna* and *Hypnôse* which, launched at the start of the year, are confirming their success. Lastly, travel retail sales growth was temporarily slowed in the third quarter as a result of the extra safety measures taken at airports.
- Active Cosmetics is continuing its roll-out with the launch of *Vichy* in the north-eastern United States. Furthermore, in July the F.D.A. approved the *Daily Cream Anthélios SX SPF15* from *La Roche-Posay* with the sun filter Mexoryl SX.

Rapid sales increase in all the new markets

The high growth in the Rest of the World continued with rates of +12.2% like-for-like and +14.4% based on reported figures.

Growth in the **Asia zone** was +7.4% like-for-like and +8.8% based on reported figures. Sales accelerated strongly in the third quarter, boosted by both China and Indonesia. The more contrasting situation continues in Japan.

- The Consumer Products division has been very successful in China with *L'Oréal Paris*, in Thailand with the success of the skincare products of *Garnier*, and in South Korea where sales have returned to growth.
- Active Cosmetics has opened, with *Vichy* and *La Roche-Posay,* the first dermocosmetic health counter in Beijing, foreshadowing the arrival of the modern pharmacy, a new concept in China.
- In Vietnam, Lancôme achieved record skincare sales within a few weeks of opening its first counter in Ho Chi Minh City.

Sales growth in the **Latin America zone** was very rapid at +16.6% like-for-like and +22.9% based on reported figures. All the countries made a positive contribution to this score, particularly Brazil and Mexico, but also Chile, Argentina and Venezuela.

- Professional Products sales growth has been very strong, thanks to *L'Oréal Professionnel* hair colourants and the breakthrough of *Redken* in all the markets.
- The sales of the Consumer Products Division increased in all countries, driven by *L'Oréal Paris.*
- Luxury Products sales growth continues, thanks to the fragrances of *Lancôme* and *Ralph Lauren. Kiehl's* has opened its first boutique in this zone in Mexico City.
- Active Cosmetics has capitalised on the dynamic sales trends of *Vichy* and *La Roche-Posay* by opening dermocosmetic health counters in pharmacies in the major capital cities.

Very rapid growth in **Eastern Europe** is continuing, with a rate of +21.2% like-for-like, boosted by the expansion of all the divisions.

- In Consumer Products, the *L'Oréal Paris* brand is taking advantage of successful make-up and skincare product launches
- Professional Products sales have grown very strongly, taking advantage of the outstanding development of *Matrix* and the successes scored by *Kérastase* and *L'Oréal Professionnel.*

In the **Other Countries**, like-for-like growth was +7.7%, with strong advances in India, where sales increased by +44% thanks to the development of the *Garnier*, *L'Oréal Paris, Maybelline* and *Matrix* brands.

The Body Shop consolidated from July 1st 2006 onwards

The Body Shop achieved a high quarterly growth rate of +8.8% like-for-like. Sales have increased very significantly in Europe and in the new markets, with the opening of new sales outlets in countries such as India and the Russian Federation.
Several launches have contributed to these good results, particularly the *Face and Body* range for sensitive skin, featuring fair trade Aloe Vera, and the new *"Make me fabulous"* make-up range.
Following its launch in the United States, the Body Shop e-commerce site went online in the United Kingdom in September.

Dermatology

The sales of the dermatology branch increased by +8.4% like-for-like and +9.8% based on reported figures. The sales growth of Galderma benefited both from the success of the psoriasis treatment *Clobex* and from the continuing growth of *Metrogel* and *Loceryl*.

Contacts at L'OREAL (**switchboard**: +33.1.47.56.70.00)

Individual shareholders
and market authorities
Mr Jean-Régis CAROF
☎ : +33.1.47.56.83.02
http://www.loreal-finance.com

Financial analysts and
institutional investors
Mrs Caroline MILLOT
☎ : +33.1.47.56.86.82
Fax: +33.1.47.56.80.02

Journalists
Mr Mike RUMSBY
☎ : +33.1.47.56.76.71
http://www.loreal.com

For more information, please contact your bank, broker or financial institution (I.S.I.N. code FR0000120321), and consult your usual newspapers, and the Internet site for shareholders and investors, http://www.loreal-finance.com, or its mobile version on your PDA, at loreal-finance.com *mobile edition*; alternatively, call +33.1.40.14.80.50